BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                A Publicly Listed Company




                         ANNOUNCEMENT OF A MATERIAL FACT



                          DISTRIBUTION OF COMPLEMENTARY
                               INTEREST ON CAPITAL
                               -------------------




         We wish to inform Shareholders that the Administrative Council meeting on August 2, 2004 has declared interest on capital, complementary to interest monthly paid during the first half of 2004, in the amount of R$ 2.04 per thousand shares, to be paid on August 23, 2004, less 15% income tax at source, resulting in net interest of R$ 1.734 per thousand shares, except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment; the basis for this payment will be the shareholding final position as of August 13, 2004.

                          Sao Paulo-SP, August 2, 2004.

                       BANCO ITAU HOLDING FINANCEIRA S.A.




                                                       ALFREDO EGYDIO SETUBAL
                                                    Investor Relations Director